Mail Stop 3561

February 14, 2008

Marilyn Montgomery
President and Chief Executive Officer
Your Event Inc.
7065 W. Ann Road, #130-110
Las Vegas, Nevada 89130

> **Re: Your Event Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 18, 2008**
> **File No. 333-148739**

Dear Ms. Montgomery:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers . The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008. Accordingly, any amendments to the Form SB-2 filed by Your Event Inc. on January 18, 2008 will need to be filed on Forms S-1 or S-3, as applicable. Until August 4, 2008, you may continue to present disclosure in

the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

2. Please revise the registration statement throughout to remove inconsistent information and typographical errors. For example, the capitalization table on page 15 and the index to the financial statements on page 46 refer to November 30, 2006 when it appears each page should refer to November 30, 2007. In addition, in the second full paragraph on page 38, you refer to the offering price of the shares as $0.001 when it appears it should be $0.005. Please note that these are only examples. Please review the document carefully and revise throughout.

Prospectus Cover Page

3. Please revise the last sentence of the first full paragraph as it relates to the shares to be sold by the selling shareholders to reflect that the shares will be sold at a price of $.005 per share until such time the shares may be quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please make a similar revision to the disclosure on page two of the prospectus under the sub-heading "Shares being offered; Offering Price." In this regard, revise your reference in the fourth paragraph, "After we close our 4,000,000 maximum, 1,000,000 minimum share offering…" to make that statement conditional since you do not have assurance of achieving the minimum.

Description of Business, page 20

4. Please revise your registration statement to include a more detailed description of your business, pursuant to Item 101 of Regulation S-B. For example, your proposed business plan is broad. Please clarify, for example, the steps you will need to undertake in order to execute your marketing and business strategies. Likewise, in "Management's Discussion and Analysis or Plan of Operation" on page 27, please provide a more complete discussion of your plan of operation, pursuant to Item 303(a) of Regulation S-B. Provide a timeline of your expected development and your anticipated capital expenditures. In this regard, you indicate on page 21 that you need to raise an additional $200,000 to obtain space, hire and train staff and market your services yet in the 2nd following paragraph you indicate that an additional $8,000 from this offering is sufficient for the next 12 months. Please substantially revise your description to indicate in the necessary detail how you intend to develop and operate the business.

5. If you are unable to provide a detailed business plan, please provide us with your analysis as to why you should not be deemed a blank-check issuer or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Regardless, include a statement, if true, that Ms. Montgomery has no plans or intentions to merge the company with an operating company.

Executive Compensation, page 30

6. Please clarify, if true, that Ms. Montgomery paid for the 8,200,000 shares that she received in cash indicating the amount paid and that the shares were not issued as compensation for services.

Escrowed shares of founder/promoter, page 33

7. Please file as an exhibit to the registration statement the agreement pursuant to which Ms. Montgomery has agreed not to sell her shares unless certain conditions have been met.

Undertakings, page II-3

8. It appears that you will be relying on Rule 430C under the Securities Act of 1933. We note that you have provided the undertaking related to offerings relying on Rule 430A. Please replace this undertaking with the undertaking required by Item 512(g)(2) of Regulation S-B.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.